(Amended)
NOTICE OF CHANGE IN CORPORATE STRUCTURE
Pursuant to Section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1	Names of the Parties to the Transaction

The following corporate entities were parties to the transaction:

a)	Cannex Capital Holdings Inc. (the “Issuer”), formerly Arco Resources Corp., a company incorporated under the Business Corporations Act (British Columbia);

b)	1141684 B.C. Ltd. (“Subco”), a company incorporated under the Business Corporations Act (British Columbia) and a wholly-owned subsidiary of the Issuer; and

c)	Cannex Capital Group Inc. (“Cannex”), a company incorporated under theBusiness Corporations Act (British Columbia).

Item 2	Description of the Transaction

On March 12, 2018, pursuant to a three-cornered amalgamation (the “Transaction ”) Cannex and Subco amalgamated under the Business Corporations Act (British Columbia) to form a new corporation (“Amalco”). Shareholders of Cannex were issued common shares, or Class A restricted voting shares (the “Class A Shares”), as the case may be, in the capital of the Issuer on the basis of one common share, or Class A Share, as the case may be, for each Cannex common share. As a result of the Transaction, Amalco is a wholly-owned subsidiary of the Issuer. Cannex was the reverse takeover acquirer under the Transaction.

Immediately upon closing of the Transaction, the Issuer changed its name from Arco Resources Corp. to Cannex Capital Holdings Inc.

Effective at the market opening on March 14, 2018, the common shares of the Issuer will commence trading on the Canadian Securities Exchange under the new symbol “CNNX” and the new CUSIP number 13768L108 and new ISIN CA13768L1085.

Item 3	Effective Date of the Transaction

March 12, 2018.

Item 4	Names of Each Party, if any, that Ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity

Not Applicable . The Issuer continues to be a Reporting Issuer in the provinces of British Columbia and Alberta. Amalco is not a Reporting Issuer.

Item 5	Date of the Reporting Issuer’s First Financial Year-End after the Transaction, if applicable

The Company’s first financial year-end is April 30, 2018.

Item 6

The Periods, including comparative periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year after the Transaction, if applicable

Period and Ending Date	Comparative Period
7 months audited annual financial statements for the year ended April 30, 2018.	Audited annual financial statements for the year ended September 30, 2017.
Interim financial statements for the three month period ended July 31, 2018.	Interim financial statements for the three month period ended July 31, 2017.
Interim financial statements for the three and six month periods ended October 31, 2018.	Interim financial statements for the three and six month periods ended October 31, 2017.
Interim financial statements for the three and nine month periods ended January 31, 2019.	Interim financial statements for the three and nine month periods ended January 31, 2018
12 months audited annual financial statements for the year ended April 30, 2019.	7 months for the year ended April 30, 2018 and audited annual financial statements for the year ended September 30, 2017.

Item 7	Documents filed under NI 51-102 that describe the Transaction

The Issuer filed a Filing Statement dated December 29, 2017 and a material change report on March 13, 2018. The Issuer disseminated further news releases on March 9, 2018 and March 13, 2018 and the associated material change report was filed on March 13, 2018.

Copies of the Filing Statement and the above-referenced news releases and material change reports can be found under the Issuer’s profile on the SEDAR website at www.sedar.com.